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                                EXHIBIT 12
                             MID-PLAINS, INC.


Computation of Ratio of Earnings to Fixed Charges

                    Year Ended December 31,
                    1996       1995        1994       1993       1992
In Thousands:

Net Income          $1,660     $3,425      $2,889     $2,882     $2,680
Income Tax
  Expense            2,139      2,109       1,715      1,551      1,562
Interest Charges     1,177        957         896        955      1,004

  Total Earnings     4,976     $6,491      $5,500     $5,388     $5,246
Interest
  Expense            1,177        957         896        955      1,004
Ratio of Earnings
  To Interest
  Expense            4.23        6.78        6.14       5.64       5.23
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